

May 1, 2008

Mail Stop 7010

**Via U.S. mail and facsimile @ (416) 248-2024**

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

Re:     **W2 Energy, Inc.**
        **Amendment No.5 to Registration Statement on Form 10-12G/A**
        **Filed on:  April 18, 2008**
        **File No.:  000-52277**

        **Form 10-K for the fiscal year ended December 31, 2007**
        **Filed on: April 15, 2008**
        **File No. 000-52277**

Dear Mr. McLaren:

        We have reviewed your filing and have the following comments.  We welcome
any questions you may have about our comments or any other aspects of our review.
Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to our Equity, page 6

        Our independent auditors report states that there is substantial doubt that we will
        be able to continue as a going concern, page 6

1.  You state in this risk factor that the date of your audit report is April 15, 2007.
    However, we note that the audit report on page F-2 is dated April 2, 2008.  We
    further note that this same risk factor included in your Form 10-K for the year
    ended December 31, 2007, states that the audit report is dated March 27, 2007.
    Please clarify and revise your documents accordingly.

Certain Relationships and Related Transactions, page 14
Transactions with Management and Stockholders Holding More Than 5% of Our
Outstanding Common Stock, page 14

2.  The terms of the promissory note discussed at the end of the first paragraph are
    inconsistent with your disclosures in the third paragraph of the "Liquidity and

Capital Resources" section on page 9. Please revise your disclosures to remove inconsistencies.

3. Further, please explain the 8,000 share difference between the numbers of shares of preferred stock held by Mr. McLaren as disclosed by you in this paragraph.

Description of Registrant's Securities to be Registered, page 17
General, page 17

4. Please revise your disclosure to reflect the correct number of shares of preferred stock outstanding. Since you disclose that Mr. McLaren currently holds over 52 million shares of Series A Preferred Stock, the number of shares of preferred stock currently outstanding cannot be -0-.

Financial Statements

Note 2 – Significant Accounting Policies, page F-11

5. We note your policy, previously included as Note 2l, stating that you expense all research and development costs as incurred has been eliminated in this most recent amendment and is not included in your recently filed Form 10-K for the year ended December 31, 2007. Please revise your document to add this policy back into your significant accounting policies footnote.

b. Basic Loss Per Share, page F-11

6. You disclose herein and on the face of your statement of operations that the weighted average number of shares outstanding used for calculating basic loss per share for the year ended December 31, 2006, is 104,530,619. We note that in your last amendment filed April 1, 2008, the weighted average number of shares outstanding was 69,770,203. Please tell us and disclose in your filing why this number has changed.

Exhibits, page 20

7. We note your response to our prior comment 7; however, you have made no changes to Footnotes 1 and 2 to the Exhibit Index. As a result, we reissue comment 7 of our April 11, 2008.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 16

8.  Your conclusion that your disclosures controls and procedures are effective "in timely alerting management to information relating to us that is required to be included in our reports filed under the Exchange Act" is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed to "ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by the issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

9.  We note your disclosure that "there were no significant changes in our internal control over financial reporting." Please note that Item 308 of Regulation S-K requires the disclosure of "any" change in your internal controls that occurred during the last fiscal quarter.  Please advise us with respect to changes in your internal controls for the fourth quarter 2007 and confirm to us that you will consider this comment in preparing future periodic reports.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc:     Mr. William D. O'Neal (via facsimile @ (888) 353-8842)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268